[Reference Translation]

November 4, 2021

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            First Section of Tokyo Stock Exchange

            and Nagoya Stock Exchange)

Name and Title of Contact Person:

            Masayoshi Hachisuka, General Manager,

            Capital Strategy & Affiliated Companies Finance Division

            (Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Interim Dividends from Surplus

At a meeting held on November 4, 2021, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus with record date dated September 30, 2021. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Interim dividend for FY 2022	Most recent dividend forecast	Interim dividend for FY 2021
Record date	September 30, 2021	September 30, 2021	September 30, 2020
Dividend per share	120.00 yen	—	105.00 yen
Total amount of dividends	332,418 million yen	—	293,575 million yen
Effective date	November 25, 2021	—	November 27, 2020
Source of dividends	Retained earnings	—	Retained earnings

(Note) TMC split each share of its common stock into five shares on October 1,2021. The above record dates precede the stock split, therefore, the numbers of dividend per share shown in the table are on the basis of those prior to the stock split.

[Reference] Details of dividends per common share through the fiscal year

Record date	Dividends for FY 2022 (ended March 31, 2022)	Dividends for FY 2021 (ended March 31, 2021)
End of interim period	120.00 yen	105.00 yen
End of fiscal period	—	135.00 yen
Total	—	240.00 yen

2.	Reason for the dividend amount

TMC will engage in stakeholder-oriented management and continue to work to improve its corporate culture to realize sustainable growth in order to enhance its corporate value.

Since the benefit of its shareholders is deemed as one of its priority management policies, TMC will strive for the stable and continuous payment of dividends, seeking to maintain and improve upon the consolidated payout ratio of 30% to its shareholders.

With a view to surviving tough competition and transitioning to a mobility company, TMC will utilize its internal funds mainly for its investment in growth for the next generation such as environmental technologies to achieve a carbon neutral society and safety technologies for the safety and security of its customers, and also for the stakeholders such as employees, business partners and local communities etc.

-End-